Exhibit A

A corrective notice posted on July 22, 2008, by Aladdin Knowledge Systems Ltd. (the “Company”) in the Investor Relations section of the Company’s website (www.aladdin.com).

In the press release issued by the Company on July 21, 2008 with respect to its second quarter of 2008 financial results, there was an error in the second quarter of 2007 non-GAAP numbers. Non-GAAP net income in the second quarter of 2007 was $4.0 million or $0.28 per basic share and $0.27 per diluted share, and not $4.6 million or $0.31 per basic share and $0.31 per diluted share as reported on July 21, 2008.